SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

Full Year 2007

Portugal Telecom

Earnings Release

Lisbon, Portugal, 28 February 2008

Portugal Telecom announced today its full year results for the year ended 31 December 2007.

In 2007, consolidated operating revenues amounted to Euro 6,148 million, an increase of 6.6% y.o.y. Reported EBITDA increased by 5.3% y.o.y to Euro 2,357 million, equivalent to a margin of 38.3%, and income from operations increased by 11.5% y.o.y to Euro 1,234 million. Reported net income for the period amounted to Euro 742 million, a decrease of 14.4% over the same period of last year. On a comparable basis, adjusting for exceptional items, EBITDA and net income would have increased by 6.7% y.o.y and 26.3% y.o.y respectively in 2007. EBITDA minus Capex totalled Euro 1,457 million, an increase of 6.4% y.o.y. As at 31 December 2007, net debt amounted to Euro 4,382 million and after-tax unfunded post retirement benefit obligations totalled Euro 958 million.

PT’s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS). Following the shareholder approval of the PT Multimedia (PTM) spin-off on 27 April 2007, PT Multimedia was considered as a discontinued operation for reporting purposes. The spin-off was fully concluded on 7 November 2007.

Table 1 _ Consolidated Financial Highlights						Euro million

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Operating revenues	1,617.7	1,480.2	9.3%		6,148.4	5,765.3	6.6%
Operating costs, excluding D&A	986.8	787.3	25.3%		3,791.7	3,528.3	7.5%
EBITDA (1)	631.0	692.9	(8.9%	)	2,356.7	2,237.0	5.3%
EBITDA excluding exceptional items (2)	547.5	533.9	2.6%		2,234.2	2,092.9	6.7%
Income from operations (3)	324.0	402.1	(19.4%	)	1,233.6	1,106.3	11.5%
Net income	71.8	339.8	(78.9%	)	741.9	866.8	(14.4%	)
Net income excluding exceptional items (4)	105.1	118.4	(11.2%	)	608.1	481.3	26.3%
Capex (5)	411.2	386.5	6.4%		899.3	867.7	3.6%
Capex as % of revenues (%)	25.4	26.1	(0.7pp	)	14.6	15.1	(0.4pp	)
EBITDA minus Capex	219.8	306.4	(28.3%	)	1,457.4	1,369.3	6.4%
Net debt	4,381.8	3,756.6	16.6%		4,381.8	3,756.6	16.6%
After-tax unfunded PRB obligations	958.4	1,216.0	(21.2%	)	958.4	1,216.0	(21.2%	)
Net debt + after-tax unfunded PRB obligations	5,340.2	4,972.5	7.4%		5,340.2	4,972.5	7.4%
EBITDA margin (%) (6)	39.0	46.8	(7.8pp	)	38.3	38.8	(0.5pp	)
Net debt / EBITDA (x) (7)	1.7	1.4	0.4	x	1.9	1.7	0.2x
Adjusted net debt / EBITDA (x) (8)	2.3	2.2	0.2	x	2.3	2.3	0.0x
EBITDA / net interest (x)	12.2	14.5	(2.3x	)	11.9	10.2	1.8x

(1) EBITDA = income from operations + depreciation and amortisation. (2) EBITDA adjusted for several exceptional items as described in table 3. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) Net income adjusted for several exceptional items as described in table 4. (5) Excludes the commitments under the terms of the UMTS licence (Euro 231 million in 4Q07 and Euro 242 million in 2007). (6) EBITDA margin = EBITDA / operating revenues. (7) Net debt divided by EBITDA. (8) Net debt plus after-tax unfunded post retirement benefit obligations divided by EBITDA excluding PRB.

Portugal Telecom | Full Year 2007	2 / 23

Financial Review

Income Statement

Consolidated operating revenues increased by 6.6% y.o.y in 2007 (+9.3% y.o.y in 4Q07), driven by growth at Vivo, TMN and Other Businesses. Vivo operating revenues increased by 17.0% y.o.y in Euros and by 14.2% y.o.y in Reais in 2007, primarily on the back of continued growth in customers and ARPU, as well as interconnection effects (bill & keep). TMN operating revenues increased by 2.7% y.o.y, underpinned by continued customer growth, particularly in postpaid. Wireline operating revenues decreased by 5.3% y.o.y in 2007, as a result of the impact of continued line loss and pricing pressure on retail revenues, notwithstanding the improvement in wholesale and data & corporate revenues. Other revenues (including intra-group eliminations) increased to Euro 180 million mainly as a result of the consolidation of MTC (Euro 79 million) as from September 2006, and the increase in revenues of other international fully consolidated subsidiaries.

Table 2 _ Consolidated Income Statement (1)	Euro million

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Operating revenues	1,617.7	1,480.2	9.3%		6,148.4	5,765.3	6.6%
Wireline	485.4	505.0	(3.9%	)	1,962.4	2,071.8	(5.3%	)
Domestic mobile • TMN	412.9	386.6	6.8%		1,542.9	1,502.4	2.7%
Brazilian mobile • Vivo (1)	676.7	535.2	26.4%		2,463.0	2,104.7	17.0%
Other and eliminations	42.7	53.3	(20.0%	)	180.1	86.4	108.4%
Operating costs, excluding D&A	986.8	787.3	25.3%		3,791.7	3,528.3	7.5%
Wages and salaries	160.3	143.1	12.0%		638.1	633.5	0.7%
Post retirement benefits	(56.7)	(115.5)	(50.9%	)	(65.1)	(72.1)	(9.8%	)
Direct costs	241.0	199.3	20.9%		907.3	724.9	25.2%
Commercial costs	321.2	248.4	29.3%		1,067.6	983.4	8.6%
Other operating costs	320.9	311.9	2.9%		1,243.8	1,258.6	(1.2%	)
EBITDA (2)	631.0	692.9	(8.9%	)	2,356.7	2,237.0	5.3%
Depreciation and amortisation	307.0	290.8	5.5%		1,123.1	1,130.7	(0.7%	)
Income from operations (3)	324.0	402.1	(19.4%	)	1,233.6	1,106.3	11.5%
Other expenses (income)	145.6	6.5	n.m.		317.9	129.2	146.0%
Curtailment costs, net	134.0	(76.7)	n.m.		275.6	19.0	n.m.
Net losses (gains) on disposal of fixed assets	2.0	(2.6)	n.m.		(2.8)	(5.1)	(45.7%	)
Net other costs (gains)	9.6	85.9	(88.8%	)	45.1	115.4	(60.9%	)
Income before financ. & inc. taxes	178.4	395.5	(54.9%	)	915.7	977.1	(6.3%	)
Financial expenses (income)	52.5	(6.5)	n.m.		(116.8)	118.4	n.m.
Net interest expenses	51.6	47.7	8.3%		197.4	220.1	(10.3%	)
Equity in losses (earnings) of affiliates	(30.7)	(44.4)	(30.7%	)	(126.1)	(130.6)	(3.4%	)
Net other financial losses (gains)	31.7	(9.8)	n.m.		(188.0)	29.0	n.m.
Income before income taxes	125.9	402.1	(68.7%	)	1,032.5	858.6	20.3%
Provision for income taxes	(32.0)	13.9	n.m.		(243.3)	21.4	n.m.
Income from continued operations	93.9	416.0	(77.4%	)	789.2	880.0	(10.3%	)
Income from discontinued operations	4.5	11.3	(59.8%	)	45.5	74.1	(38.7%	)
Losses (income) attributable to minority interests	(26.6)	(87.5)	(69.6%	)	(92.8)	(87.4)	6.3%
Consolidated net income	71.8	339.8	(78.9%	)	741.9	866.8	(14.4%	)

(1) Considering a Euro/Real average exchange rate of 2.7315 in 2006 and 2.6661 in 2007. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

Portugal Telecom | Full Year 2007	3 / 23

Financial Review

EBITDA increased by 5.3% y.o.y in 2007 to Euro 2,357 million and EBITDA margin decreased by 0.5pp y.o.y to 38.3%. Adjusting for exceptional items (Table 3) mainly related to prior years service gains at Wireline and provisions at Vivo, EBITDA would have increased by 6.7% y.o.y, and the margin would have remained flat at 36.3%. EBITDA improvement in the period was driven primarily by growth in the mobile divisions, Vivo and TMN, and the increase in Other Businesses. Vivo EBITDA increased by 19.9% y.o.y (17.0% y.o.y in local currency), primarily on the back of the strong increase in top-line. As for TMN, EBITDA increased by 3.1% y.o.y, driven by robust customer growth, in voice and data, combined with strict cost control, notwithstanding increased commercial activity (+20.8% increase in gross additions). Wireline EBITDA decreased by 6.0% y.o.y, mainly as a result of the decrease in prior years service gains in 2007. Excluding this impact, underlying EBITDA would have decreased by 2.6% y.o.y, with the 1.3pp improvement in underlying EBITDA margin resulting from the continued reduction in personnel-related and other operating costs. Other EBITDA increased to Euro 74 million in 2007, mainly as a result of the consolidation of MTC (Euro 38 million) as from September 2006, and the increase in EBITDA of other fully consolidated subsidiaries.

Table 3 _ EBITDA by Business Segment (1) (2)	Euro million

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Wireline	282.8	351.8	(19.6%	)	1,008.8	1,072.9	(6.0%	)
Domestic mobile • TMN	170.0	166.2	2.3%		679.0	658.7	3.1%
Brazilian mobile • Vivo (1)	164.3	160.4	2.4%		595.0	496.2	19.9%
Other and eliminations	13.9	14.5	(3.9%	)	73.9	9.2	n.m.
Total EBITDA (2)	631.0	692.9	(8.9%	)	2,356.7	2,237.0	5.3%
EBITDA margin (%)	39.0	46.8	(7.8pp	)	38.3	38.8	(0.5pp	)
Net impact of exceptional items	(83.4)	(159.0)	(47.5%	)	(122.5)	(144.1)	(15.0%	)
Prior years service gains related to vested rights	(74.1)	(135.9)	(45.5%	)	(110.3)	(150.6)	(26.7%	)
Vivo provision related to bad debt	-	-	n.m.		-	29.6	n.m.
Reversal of PIS/Cofins provisions at Vivo	(9.4)	(23.1)	(59.5%	)	(12.2)	(23.1)	(47.2%	)
EBITDA excluding exceptional items	547.5	533.9	2.6%		2,234.2	2,092.9	6.7%
EBITDA margin excluding exceptional items (%)	33.8	36.1	(2.2pp	)	36.3	36.3	0.0pp

(1) Considering a Euro/Real average exchange rate of 2.7315 in 2006 and 2.6661 in 2007. (2) EBITDA = income from operations + depreciation and amortisation.

Curtailment costs amounted to Euro 276 million in 2007, including a cost of Euro 289 million related to the reduction of 1,004 employees and a gain of Euro 14 million related with the settlement of benefits. In 2006 curtailment costs amounted to Euro 19 million due to the booking of net gains of Euro 209 million related to the termination of the protocol with the national healthcare system. Work force reduction programme costs in 2006 amounted to Euro 228 million corresponding to the reduction of 772 employees.

Net interest expenses decreased by 10.3% y.o.y to Euro 197 million in 2007, mainly as a result of the reduction in the average cost of debt in Portugal and in Brazil, as well as the decrease in Vivo’s average net debt in the period, notwithstanding the increase in PT’s average net debt in the period due to the execution of the share buyback.

Equity in earnings of affiliates amounted to Euro 126 million in 2007, as compared to Euro 131 million in 2006, on the back of the reduction in the contribution from Médi Télécom (Euro 3 million in 2007 vs. Euro 46 million in 2006) resulting primarily from the recognition in 2006 of tax losses carried forward from previous years. The contribution from PT’s main affiliated companies increased across the board, namely Unitel (Euro 92 million vs. Euro 83 million), CTM (Euro 17 million vs. Euro 15 million) and UOL (Euro 13 million vs. Euro 6 million).

Portugal Telecom | Full Year 2007	4 / 23

Financial Review

Net other financial gains, which includes net foreign currency gains, net gains on financial assets and net other financial expenses, amounted to Euro 188 million in 2007, as compared to losses of Euro 29 million in 2006. In 2007, net gains on financial assets included gains related to: (1) the sale of 22% of Africatel (Euro 111 million), the holding company that aggregates all of PT’s interests in Africa excluding Médi Télécom; (2) the equity swap contracts on PTM shares (Euro 77 million in 2007 vs. Euro 10 million in 2006); (3) the disposal of the investment in the shares of Banco Espírito Santo (Euro 36 million), and (4) the cash settlement of equity swaps on PT own shares (Euro 32 million in 2007 vs. Euro 24 million in 2006).

Provision for income taxes amounted to Euro 243 million in 2007, as compared to a gain of Euro 21 million in 2006. The change in this item is primarily explained by the: (1) Euro 53 million tax credit booked in 1Q06, in connection with the liquidation of a holding company; (2) Euro 142 million gain booked in 2Q06, in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains, and (3) Euro 134 million tax losses from previous periods booked by Vivo, following the completion of its corporate restructuring in 4Q06. Adjusting for these exceptional items, the provision for income taxes in 2006 would have amounted to Euro 308 million, with the adjusted effective tax rate thus falling from 35.9% in 2006 to 23.6% in 2007, mainly as a result of: (1) the reduction in the nominal tax rate in Portugal from 27.5% in 2006 to 26.5% in 2007; (2) the decrease in allowances for deferred taxes on tax losses generated by Vivo, following the corporate restructuring completed at the end of 2006, and (3) the booking of the non-taxable capital gains related to the disposals of 22% of Africatel and the investment in the shares of BES.

Income from discontinued operations includes the earnings of PT Multimedia before minority interests up to the end of October 2007, as a result of the spin-off of this division. In 2007, this item included costs related to the spin-off process amounting to Euro 24 million (Euro 18 million, net of tax) in connection with employee, organisational and IT restructuring costs.

Income attributable to minority interests increased to Euro 93 million in 2007 from Euro 87 million in the previous year, mainly as a result of the increase in income attributable to MTC minority interests (Euro 23 million in 2007 vs. Euro 9 million in 2006), which was consolidated as from September 2006, and Africatel (Euro 10 million in 2007), following the sale of a 22% stake of this holding company in August 2007. These effects were partially offset by the decrease in the income attributable to minority interests of Vivo (Euro 15 million in 2007 vs. Euro 34 million in 2006), primarily explained by the tax gains booked by Vivo in 4Q06.

Net income amounted to Euro 742 million in 2007, a decrease of 14.4% y.o.y, primarily as a result of the increase in curtailment costs in 2007 (Euro 276 million in 2007 vs. Euro 19 million) and lower provision for income taxes in 2006, which more than offset the increase in EBITDA and higher net financial gains. Adjusting for exceptional items, net income would have increased by 26.3% y.o.y in 2007 to Euro 608 million (see table 4).

Portugal Telecom | Full Year 2007	5 / 23

Financial Review

Table 4 _ Net Income Excluding Exceptional Items	Euro million

	4Q07	4Q06	y.o.y	2007	2006	y.o.y
Net income	71.8	339.8	(78.9% )	741.9	866.8	(14.4%	)
Net impact of exceptional items	33.3	(221.4)	n.m.	(133.7)	(385.4)	(65.3%	)
EBITDA related (see Table 3) (1)	(83.4)	(159.0)	(122.5)	(144.1)
Curtailment costs, net	134.0	(76.7)	275.6	19.0
Derivative gains	(10.0)	(27.6)	(118.7)	(33.7)
Disposal gains (2)	(0.8)	-	(146.7)	-
Tax gains (3)	-	(126.2)	-	(321.5)
Write-off of equipments at Vivo	-	50.9	-	50.9
Results from discontinued operations	(4.5)	(11.3)	(45.5)	(74.1)
Tax and minority effect on stated exceptional items	(1.9)	128.5	23.9	118.1
Net income excluding exceptional items	105.1	118.4	(11.2% )	608.1	481.3	26.3%

(1) This item includes EBITDA related adjustments (see table 3). (2) Includes gains from the disposal of BES shares in the amount of Euro 36 million in 2007 and from the disposal of 22% of Africatel in the amount of Euro 111 million in 2007. (3) This item includes: (i) a tax credit related to the liquidation of a holding company in the amount of Euro 53 million in 1Q06; (ii) the voluntary taxation on deferred tax gains in the amount of Euro 142 million in 2Q06; (iii) the recognition of tax losses from previous periods at Vivo in the amount of Euro 135 million in 4Q06 and 2006, and (iv) the change in the statutory tax rate in Portugal from 27.5% to 26.5% in the amount of Euro 8 million in 4Q06.

Capex

Capex increased by 3.6% y.o.y in 2007 to Euro 899 million in 2007, equivalent to 14.6% of revenues. Wireline capex increased by 22.5% y.o.y to Euro 292 million, primarily due to: (1) network upgrades to provide greater bandwidth, in part related to IPTV services launched in June 2007; (2) the capitalisation of transponder satellite capacity for the DTH offer, which will be launched later this year, and (3) client-related capex. This increase was partially offset by the decrease in Vivo and TMN’s capex, with the latter being directed mainly towards the build up of network capacity and 3G/3.5G coverage. Capex at Vivo was directed towards to the GSM/EDGE overlay as well as network coverage and capacity. Other capex includes capex related to consolidated businesses not included in the main segments and support companies. In 2007, other capex increased to Euro 64 million, as compared to Euro 54 million in 2006, mainly as a result of the consolidation of MTC (Euro 17 million) as from September 2006.

Table 5 _ Capex by Business Segment (1)	Euro million

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Wireline (2)	126.5	77.9	62.4%		292.1	238.5	22.5%
Domestic mobile • TMN (3)	81.9	93.6	(12.6%	)	182.9	188.6	(3.0%	)
Brazilian mobile • Vivo (1)	185.0	191.3	(3.3%	)	359.9	386.8	(7.0%	)
Other	17.8	23.7	(25.0%	)	64.4	53.8	19.7%
Total capex	411.2	386.5	6.4%		899.3	867.7	3.6%
Capex as % of revenues (%)	25.4	26.1	(0.7pp	)	14.6	15.1	(0.4pp	)

(1) Considering a Euro/Real average exchange rate of 2.7315 in 2006 and 2.6661 in 2007. (2) Includes the capitalisation of Euro 43 million related with transponder satellite capacity for the DTH offer. (3) Excludes the commitments under the terms of the UMTS licence (Euro 231 million in 4Q07 and Euro 242 million in 2007).

Cash Flow

Operating cash flow amounted to Euro 1,433 million in 2007, a decrease of 9.7% y.o.y. The reduction in operating cash flow is explained by the working capital investment in 2007, versus a divestment in 2006, primarily as a result of higher commercial activity at TMN and Vivo.

Portugal Telecom | Full Year 2007	6 / 23

Financial Review

Table 6 _ Free Cash Flow	Euro million

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Operating cash flow	397.0	479.4	(17.2%	)	1,432.8	1,586.6	(9.7%	)
Net disposal (acquisition) of financial investments	7.5	(0.2)	n.m.		333.0	(142.3)	n.m.
Interest paid	(22.6)	(11.9)	90.5%		(234.3)	(311.0)	(24.7%	)
Contributions and payments related to PRB	(70.0)	(73.7)	(5.1%	)	(167.2)	(278.5)	(40.0%	)
Income taxes paid	(28.3)	(17.4)	62.7%		(206.5)	(47.9)	n.m.
Other cash movements (1)	32.8	(1.6)	n.m.		83.8	17.9	n.m.
Free cash flow	316.5	374.6	(15.5%	)	1,241.6	824.9	50.5%

(1) Includes dividends received from PTM (Euro 54 million in 2007 vs. Euro 58 million in 2006) and Unitel (Euro 73 million in 2007 vs. Euro 15 million in 2006).

Free cash flow increased by 50.5% y.o.y to to Euro 1,242 million in 2007, primarily as a result of: (1) the increase in net disposals of financial investments; (2) lower interest paid, and (3) lower contributions and payments related to post retirement benefits, as a result of the Euro 87 million reimbursement made in 2007 by PT Prestações, the fund created to cover healthcare responsibilities, on account of healthcare expenses paid by PT in 2007 and in previous years. These effects were partially offset by higher income taxes paid, which increased since PT’s tax losses carried forward were fully used in 2006.

Net disposals of financial investments in 2007 included primarily the disposal of the investment in the shares of BES (Euro 111 million), the cash settlement of the PTM equity swap (Euro 94 million) and the proceeds from the sale of a 22% stake in Africatel (Euro 117 million). In 2006, net acquisitions of financial investments included mainly the acquisition of a 34% stake in MTC (Euro 108 million) and PT’s investment in the capital increase of BES (Euro 19 million).

The reduction in interest paid from Euro 311 million in 2006 to Euro 234 million in 2007 is explained mainly by: (1) the fact that PT paid in 2006 the last annual interest installment (Euro 52 million) of the Eurobond repaid in 2006; and (2) by the decrease in Vivo’s interest payments resulting from the reduction in the cost of debt and the decrease in average net debt.

Consolidated Net Debt

Consolidated net debt amounted to Euro 4,382 million as at 31 December 2007, as compared to Euro 3,757 million as at 31 December 2006. The increase in net debt over the period is explained primarily by: (1) the share buyback currently under execution; (2) the recognition of the investments in UMTS commitments, and (3) the extraordinary contribution to the pension fund.

As at 31 December 2007, 80% of total debt was medium and long-term, and 64% of total debt was set in fixed rates. As at 31 December 2007, 86% of total debt was denominated in Euros and 14% in Brazilian Reais. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 370 million as at 31 December 2007. At the end of December 2007, approximately 95% of Vivo’s net debt was either Real-denominated or hedged into Reais.

Portugal Telecom | Full Year 2007	7 / 23

Financial Review

Table 7 _ Change in Net Debt	Euro million

	4Q07	4Q06	2007	2006
Net debt (initial balance)	4,331.7	4,108.2	3,756.6	3,672.5
Less: PTM cash flow	0.0	(11.8)	0.0	(74.0)
Less: PTM net debt as at 31 December 2006	0.0	0.0	178.9	0.0
Plus: MTC net cash position as at 31 August 2006	0.0	0.0	0.0	(42.1)
Less: free cash flow	316.5	374.6	1,241.6	824.9
Commitments under the terms of the UMTS licence	231.4	0.0	241.7	0.0
Market value of the exchangeable bond options	0.0	0.0	(56.6)	0.0
Translation effect on foreign currency debt	4.1	(12.9)	32.6	(12.1)
Price reset of equity swap on PTM shares	0.0	0.0	0.0	(27.4)
Dividends paid (1)	23.0	21.8	552.7	552.2
Acquisition of own shares (2)	108.0	0.0	1,158.3	62.1
Extraordinary contribution to pension fund	0.0	2.3	117.0	302.3
Net debt (final balance)	4,381.8	3,756.6	4,381.8	3,756.6
Change in net debt	50.1	(351.7)	625.3	84.1
Change in net debt (%)	1.2%	(8.6% )	16.6%	2.3%

(1) In 2007, this item included dividends paid by PT (Euro 517 million) and its subsidiaries. (2) In 2007, PT contracted equity swaps over 117.7 million own shares under the share buyback programme currently being executed.

The total undrawn amount of PT’s committed commercial paper lines and standby facilities stood at Euro 1,451 million as at 31 December 2007. The amount of available cash from the domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 2,672 million at the end of December 2007.

In 2007, PT’s average cost of debt and maturity was 4.9% and 6.7 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Brazil and the interest cost associated with the PTM equity swap (settled in 2Q07), PT’s average cost of debt was 3.7% in 2007. The debt maturity excluding Brazil was 6.7 years at the end of December 2007. In 2007, the net debt to EBITDA ratio was 1.9 times and EBITDA cover stood at 11.9 times. Considering also the after-tax unfunded post retirement obligations, the adjusted net debt to EBITDA ratio remained broadly flat at 2.3 times in 2007.

In July 2007, PT successfully issued a Euro 750 million exchangeable bond with a maturity of 7 years. The coupon was fixed at 4.125% and the exchange price at Euro 13.9859, which was adjusted to Euro 11.60 following the spin-off of PT’s interest in PT Multimedia.

Post Retirement Benefit Obligations

As at 31 December 2007, the projected benefit obligations (PBO) of PT’s post retirement benefits amounted to Euro 4,203 million, down 7.9% from Euro 4,563 million at the end of December 2006. PT’s post-retirement benefit plans have been closed to new participants since 1994 for pensions and 2000 for healthcare.

In 2007, following the introduction of changes to the Social Security rules (DL 187/2007 and Law 52/2007) and adjustments introduced by PT to the growth rate used to calculate pension complements, the PBO was reduced by Euro 122 million. The impact of this reduction includes Euro 110 million related to vested rights that were recognised as prior year service gains and Euro 11 million related to unvested rights, which are deferred and amortised over the average working life of active employees. In addition, PT settled the Marconi Melhoria plan, which resulted in a reduction of unfunded liabilities by Euro 14 million, recognised

Portugal Telecom | Full Year 2007	8 / 23

Financial Review

as curtailment gains. In summary, gross unfunded obligations amounted to Euro 1,304 million at the end of 2007, whilst after tax unfunded obligations stood at Euro 958 million.

As part of the annual actuarial study, as from 31 December 2007 actuarial assumptions used to calculate the PBO were adjusted. These changes included the: (1) increase in the discount rate used for pensions and healthcare obligations from 4.75% to 5.25% and in the discount rate used for salaries from 4.25% to 4.75%; (2) increase in the inflation rate from 1.75% to 2.0%; (3) decrease in the growth rate of salaries from 2.25% to 2.0%, and (4) increase in the growth of the healthcare expenses from 2.75% to 3.0%.

Table 8 _ Post Retirement Benefits Obligations	Euro million

	2007	2006	Change
Pensions obligations	2,762.1	3,073.8	(311.7)
Salaries to suspended and pre-retired employees	985.7	997.7	(12.0)
Healthcare obligations	455.3	491.1	(35.8)
Prejected benefit obligation (PBO)	4,203.1	4,562.6	(359.5)
Market value of funds	(2,899.1)	(2,908.1)	9.0
Gross unfunded obligation	1,304.0	1,654.4	(350.5)
Unrecognised prior years service gains	25.9	19.1	6.8
Provision for post retirement benefits	1,329.9	1,673.5	(343.6)
After-tax unfunded obligations	958.4	1,216.0	(257.6)

Gross unfunded obligations decreased by Euro 351 million in 2007 to Euro 1,304 million, primarily as a result of: (1) the net actuarial gains booked in the period in the amount of Euro 285 million; (2) the reduction and settlement of benefits in the amount of Euro 135 million, and (3) the Euro 117 million extraordinary contribution made in 2007, notwithstanding the Euro 291 million work force reduction costs incurred in the period.

Table 9 _ Change in Gross Unfunded Obligation	Euro million

	2007	2006	Change	y.o.y
Gross unfunded obligations (initial balance)	1,654.4	2,635.9	(981.4)	(37.2%)
Changes in the consolidation perimeter	0.0	2.5	(2.5)
Post retirement benefits costs (PRB) (1)	(63.1)	(72.1)	9.0
Prior years service gains related to unvested rights	(11.1)	(19.1)	7.9
Curtailment cost (2)	293.2	7.4	285.8
Contributions and payments	(284.2)	(580.8)	296.6
Net actuarial gains	(285.2)	(319.4)	34.2
Gross unfunded obligations (final balance)	1,304.0	1,654.4	(350.4)	(21.2%)
After-tax unfunded obligations	958.4	1,216.0	(257.6)	(21.2%)

(1) In 2007, the PRB gain recorded in the income statement amounted to a gain of Euro 65 million, including a gain of Euro 2 million related to the amortisation of prior years service gains of unvested rights. (2) In 2007 curtailment cost recorded in the income statement amounted to Euro 276 million, and excludes Euro 15 million related to the spin-off of PTM which were recorded under “discontinued operations” and includes a gain of Euro 2 million related to the extraordinary recognition of deferred prior years service gains.

In 2007, contributions and payments included: (1) Euro 38 million of regular contributions; (2) Euro 175 million of salaries to pre-retired and suspended employees; (3) Euro 61 million of net reimbursements related to healthcare benefits, and (4) Euro 117 million related to an extraordinary contribution to the pension funds.

As set out below, post retirement benefit costs were negative Euro 65 million in 2007, compared with a gain of Euro 72 million in 2006, mainly due to the decrease in prior years service gains of Euro 40 million recorded. The decrease in service cost in 2007 is explained primarily by the reduction in healthcare obligations that occurred at the end of 2006, while the decrease in net interest cost is explained by the narrowing of the unfunded gap.

Portugal Telecom | Full Year 2007	9 / 23

Financial Review

Table 10 _ Post retirement benefits costs and curtailment costs	Euro million

	2007	2006
Service cost	17.8	28.7
Interest cost	208.9	217.5
Expected return on assets	(179.4)	(167.7)
Prior years service gains (1)	(112.3)	(150.6)
Post retirement benefits costs	(65.1)	(72.1)
Curtailment costs related to PRBs
PBO related	291.7	227.8
Recognition of deferred prior years service gains	(2.3)	0.0
Settlement of benefits	(13.8)	(208.9)
Curtailment costs, net	275.6	19.0

(1) In 2007, this item includes Euro 110 million related to vested rights and Euro 2 million related to the amortisation of prior years service gains on unvested rights.

Shareholders’ Equity

Table 11 _ Change in Shareholders’ Equity (excluding Minority Interests)	Euro million

	4Q07	2007
Equity before minority interests (initial balance)	1,793.6	2,255.2
Net income	71.8	741.9
Currency translation adjustments (1)	12.6	204.1
Net actuarial gains, net of tax effect	(26.7)	209.6
Dividends paid	0.0	(516.5)
Spin-off of PT Multimédia	(405.3)	(405.3)
Acquisition of own stock (2)	(108.0)	(1,158.3)
Market value of the exchangeable bond option	0.0	57.1
Hedge accounting of financial instruments and change in FV of investments available for sale (3)	0.0	(20.3)
Other (4)	0.3	(29.4)
Equity before minority interests (final balance)	1,338.2	1,338.2
Change in equity before minority interests	(455.3)	(917.0)
Change in equity before minority interests (%)	(25.4% )	(40.7% )

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) In 2007, PT contracted equity swaps over 117.7 million own shares under the share buyback programme currently being executed. (3) In 2007, this item includes Euro 36 million corresponding to the offset of the gain obtained on the disposal of the investment in the shares of Banco Espírito Santo recorded in the income statement in 2Q07. (4) This item includes primarily Euro 28 million related to price resets on existing equity swap contracts on own shares.

As at 31 December 2007, shareholders’ equity excluding minority interests amounted to Euro 1,338 million, a decrease of Euro 917 million in 2007. Distributable reserves decreased by Euro 871 million to Euro 1,856 million at the end of December of 2007, with the impact of the share capital restructuring (Euro 440 million), as approved by shareholders on 27 April 2007, and the net income generated in 2007 under Portuguese GAAP (Euro 613 million) being more than offset by the acquisition of treasury shares in 3Q07 (Euro 1,050 million) and the dividends paid in 2Q07 (Euro 517 million).

Portugal Telecom | Full Year 2007	10/23

Financial Review

Table 12 _ Change in Distributable Reserves	Euro million

	4Q07	2007
Distributable reserves (initial balance)	2,177.9	2,727.8
Dividends paid	0.0	(516.5)
Spin-off of PT Multimédia	(374.7)	(374.7)
Net income under Portuguese GAAP	36.5	613.5
Share capital restructuring	0.0	440.3
Acquisition of treasury stock (1)	0.0	(1,050.3)
Other	16.8	16.5
Distributable reserves (final balance)	1,856.5	1,856.5
Change in distributable reserves in the period	(321.4)	(871.3)
Change in distributable reserves in the period (%)	(14.8% )	(31.9% )

(1) In 3Q07, PT acquired 103 million own shares for a total amount of Euro 1,050 million, through the exercise of the physical settlement option of equity swaps contracted under the share buyback programme currently being executed.

As approved in the General Meeting held on 27 April 2007 and for the purposes of the execution of the share buyback programme, on 20 December 2007 PT reduced its share capital in the amount of Euro 3,091,695 through the cancellation of 103,056,500 treasury shares, corresponding to 9.13 % of the share capital, which were acquired in 3Q07 as mentioned above. As a result, PT’s share capital is now equivalent to Euro 30,774,000 represented by 1,025,800,000 shares.

As at 13 February 2008, PT had a total of 63,391,786 own shares of held through equity swap contracts, of which 20,640,000 shares were contracted under the previous share buyback programme. As part of the share buyback programme under execution, PT has acquired a total of 145,808,286 own shares, equivalent to 12.92% of PT’s share capital prior to the share capital reduction executed on 20 December 2007. With reference to 13 February 2008, the total amount returned to shareholders, through the share buyback programme under execution totals Euro 1,434 million. The number of outstanding shares, adjusting for equity swaps on own shares recognised in the balance sheet, is 962,408,214.

Portugal Telecom | Full Year 2007	11/23

Financial Review

Consolidated Balance Sheet

As at 31 December 2007, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,525 million (Euro 2,898 million at the Euro/Real exchange rate of 31 December 2007). The assets denominated in Brazilian Reais in the balance sheet, as at 31 December 2007, amounted to Euro 5,454 million, equivalent to approximately 41.6% of total assets.

Table 13 _ Consolidated Balance Sheet (1)	Euro million

	31 December 2007	31 December 2006
Cash and equivalents	1,834.9	2,083.7
Accounts receivable, net	1,441.8	1,417.0
Inventories, net	160.6	130.3
Financial investments	565.3	631.5
Intangible assets, net	3,383.1	3,490.9
Tangible assets, net	3,585.4	3,942.0
Accrued post retirement asset	134.1	134.1
Other assets	910.7	1,050.5
Deferred tax assets and prepaid expenses	1,106.2	1,291.4
Total assets	13,122.2	14,171.2
Accounts payable	1,108.9	1,115.1
Gross debt	6,216.8	5,840.3
Accrued post retirement liability (2)	1,463.9	1,807.6
Other liabilities	1,878.4	1,995.7
Deferred tax liabilities and deferred income	372.3	306.5
Total liabilities	11,040.4	11,065.2
Equity before minority interests	1,338.2	2,255.2
Minority interests	743.6	850.8
Total shareholders' equity	2,081.8	3,106.0
Total liabilities and shareholders' equity	13,122.2	14,171.2

 (1) Considering a Euro/Real exchange rate of 2.8118 at year-end 2006 and 2.5963 at year-end 2007. (2) In 2007, this item includes Euro 26 million related to prior years service gains on unvested rights not yet recognised.

Portugal Telecom | Full Year 2007	12/23

Operating Review

Wireline

Wireline operating revenues decreased by 3.9% y.o.y in 4Q07 to Euro 485 million, with the reduction in retail revenues more than offsetting the increase in wholesale and data & corporate revenues in the quarter.

Table 14 _ Wireline Income Statement (1)	Euro million

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Operating revenues	485.4	505.0	(3.9%	)	1,962.4	2,071.8	(5.3%	)
Retail	244.7	276.9	(11.6%	)	1,023.2	1,173.5	(12.8%	)
Voice	199.9	231.7	(13.7%	)	841.1	993.2	(15.3%	)
Data & Other	44.9	45.2	(0.8%	)	182.1	180.3	1.0%
Wholesale	126.3	115.7	9.2%		486.9	464.2	4.9%
Data & corporate	67.0	64.0	4.6%		265.6	250.5	6.0%
Other wireline revenues	47.5	48.5	(2.1%	)	186.7	183.6	1.7%
Operating costs, excluding D&A	202.6	153.2	32.2%		953.6	998.9	(4.5%	)
Wages and salaries	64.3	64.4	(0.1%	)	252.9	272.0	(7.0%	)
Post retirement benefits	(56.7)	(114.6)	(50.5%	)	(65.3)	(71.6)	(8.7%	)
Direct costs	89.5	89.5	(0.0%	)	354.0	356.1	(0.6%	)
Commercial costs	27.5	21.7	26.8%		90.8	83.3	9.0%
Other operating costs	78.1	92.3	(15.4%	)	321.2	359.1	(10.5%	)
EBITDA (2)	282.8	351.8	(19.6%	)	1,008.8	1,072.9	(6.0%	)
EBITDA excluding exceptional items (3)	208.7	215.9	(3.3%	)	898.5	922.3	(2.6%	)
Depreciation and amortisation	77.4	98.0	(21.0%	)	323.6	355.5	(9.0%	)
Income from operations (4)	205.3	253.8	(19.1%	)	685.2	717.3	(4.5%	)
EBITDA margin	58.3%	69.7%	(11.4pp	)	51.4%	51.8%	(0.4pp	)
EBITDA margin excluding exceptional items	43.0%	42.7%	0.3pp		45.8%	44.5%	1.3pp
Capex (5)	126.5	77.9	62.4%		292.1	238.5	22.5%
Capex as % of revenues	26.1%	15.4%	10.6pp		14.9%	11.5%	3.4pp
EBITDA minus Capex	156.3	273.9	(42.9%	)	716.7	834.3	(14.1%	)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Adjusts for prior years service gains related to vested rights in the amount of Euro 74 million in 4Q07 and Euro 110 million in 2007, Euro 136 million in 4Q06 and Euro 151 million in 2006. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (5) Includes the capitalisation of Euro 43 million related with transponder satellite capacity for the DTH offer.

Retail revenues fell by 11.6% y.o.y in 4Q07 on the back of continued competition from other fixed operators as well as increasing competition from mobile operators, both in voice and broadband. Voice revenues decreased by 13.7% y.o.y in 4Q07, as a result of line loss and increased pricing pressure, particularly in ULL areas. Data revenues decreased by 0.8% y.o.y as the growth in ADSL retail customers, adjusted for the database cleanup carried out as at the end of 4Q07, was not sufficient to offset increased pricing pressure in broadband, from both fixed and mobile operators.

Wholesale revenues increased by 9.2% y.o.y in 4Q07, primarily as a result of the growth in leased lines and unbundled local loop (ULL) on the back of increasing ULL accesses (+48.7% y.o.y).

Data & corporate revenues increased by 4.6% y.o.y in 4Q07, as a result of the continued focus on providing corporate customers with more advanced and customised solutions combining telecoms and IT. The growth in the quarter was underpinned by the increase in revenues from VPN and circuits, as well as corporate voice solutions (+24.7% y.o.y).

Portugal Telecom | Full Year 2007	13/23

Operating Review

Other revenues decreased by 2.1% y.o.y in 4Q07, with the decrease in directories more than offsetting the growth in portal revenues (+24.7% y.o.y) and in equipment sales related with the corporate segment (+20.5% y.o.y).

EBITDA amounted to Euro 283 million in 4Q07, decreasing by Euro 69 million or 19.6% y.o.y. The decrease in prior years service gains from Euro 136 million in 4Q06 to Euro 74 million in 4Q07 accounted for Euro 62 million of the decrease referred above. Excluding the impact of this exceptional item, underlying EBITDA would have decreased by 3.3% y.o.y, with the improvement in underlying EBITDA margin resulting from the continued reduction in personnel-related and other operating costs.  In effect, in 2007, wages and salaries decreased by 7.0% y.o.y while other operating costs decreased by 10.5% y.o.y. The net reduction in headcount in 4Q07 reached 485 employees (827 employees in 2007), thus improving the efficiency ratio to 657 lines per employee.

Capex amounted to Euro 127 million in 4Q07, equivalent to 26.1% of operating revenues, and included Euro 43 million related to the capitalisation of the long-term contracts for transponder satellite capacity for the DTH offer, which will be made available in the Summer of 2008. Capex was directed mainly towards: (1) network upgrades to provide greater bandwidth to customers; (2) network capacity and information systems to provide IPTV services (soft launch in 2Q07), and (3) client-related capex as a result of investments in terminal equipment for both residential and corporate clients. EBITDA minus Capex amounted to Euro 156 million in 4Q07.

ADSL retail accesses decreased to 652 thousand in 4Q07, as a result of the database cleanup (mainly related with inactive prepaid broadband customers) of 103 thousand. Adjusting for this impact, ADSL net additions in the quarter reached 14 thousand. Voice lines fell by 9.2% y.o.y to 3,010 thousand, as a result of 21 thousand net disconnections of traffic-generating lines (impacted by the bulk recovery of pre-selection and WLR lines in the quarter) and the 41 thousand net disconnections of carrier pre-selection lines. In terms of competitors’ lines, voice-only lines (carrier pre-selection + wholesale line rental) decreased by 73 thousand in 4Q07, while ULL lines increased by 25 thousand in 4Q07. The growing presence of GSM-based fixed offers and wireless broadband has contributed further to fixed-mobile migration, while the increase in voice net additions of cable competitors, on the back of aggressively priced and promoted triple-play offers, continued to impact line loss.

In terms of triple-play services, PT launched its IPTV-based offer at the end of June 2007. At the end of 4Q07, PT had added a total of 21 thousand IPTV customers, having added 15 thousand subscribers during the fourth quarter. The triple-play offer includes 42 pay-TV channels (of which 10 are a la carte), a broadband access of up to 8Mbps and unlimited fixed-to-fixed calls. Additionally, customers can buy premium services, such as SportTV (premium sports), premium movie channels and VOD services. This triple-play service is provided using ADSL 2+. PT was the first operator in Portugal to introduce HDTV and has the most extensive VOD offer in the market.

In addition, PT has begun to rollout fixed-mobile convergent products to its SME/SoHo and residential segments as a means to increase revenues and improve customer loyalty. After having developed a mobile “OfficeBox” offer in 1H07, PT has now integrated fixed voice and broadband, as well as a PC, into an upgraded version of the “OfficeBox” product (see description in domestic mobile section for further detail). With regards to the residential segment, PT launched a wireless broadband offer also using the brand

Portugal Telecom | Full Year 2007	14/23

Operating Review

“Sapo Mobile” (Sapo is the fixed ADSL brand). Customers can opt between a monthly flat rate or alternatively a daily usage rate in case they also subscribe to a fixed ADSL monthly package, thus benefiting from a fixed and mobile bundle and increasing the perceived value attributed to the fixed broadband offer.

Table 15 _ Wireline Operating Data

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Main accesses ('000)	4,176	4,404	(5.2%	)	4,176	4,404	(5.2%)
Retail accesses	3,682	4,001	(8.0%	)	3,682	4,001	(8.0%)
PSTN/ISDN	3,010	3,317	(9.2%	)	3,010	3,317	(9.2%)
Traffic-generating lines	2,772	2,909	(4.7%	)	2,772	2,909	(4.7%)
Carrier pre-selection	238	408	(41.7%	)	238	408	(41.7%)
ADSL retail (1)	652	685	(4.9%	)	652	685	(4.9%)
TV subcribers	21	0	n.m.		21	0	n.m.
Wholesale accesses	494	403	22.6%		494	403	22.6%
Unbundled local loops	291	196	48.7%		291	196	48.7%
Wholesale line rental	140	142	(1.4%	)	140	142	(1.4%)
ADSL wholesale	62	65	(3.5%	)	62	65	(3.5%)
Net additions ('000)	(144)	(14)	n.m.		(227)	(74)	n.m.
Retail accesses	(137)	(91)	50.8%		(319)	(353)	(9.8%)
PSTN/ISDN	(62)	(117)	(46.9%	)	(306)	(453)	(32.3%)
Traffic-generating lines	(21)	(42)	(50.1%	)	(136)	(285)	(52.2%)
Carrier pre-selection	(41)	(75)	(45.1%	)	(170)	(168)	1.4%
ADSL retail	(89)	27	n.m.		(33)	100	n.m.
TV subcribers	15	0	n.m.		21	0	n.m.
Wholesale accesses	(8)	77	n.m.		91	279	(67.4%)
Unbundled local loops	25	24	4.5%		95	124	(22.9%)
Wholesale line rental	(32)	50	n.m.		(2)	142	n.m.
ADSL wholesale	(1)	3	n.m.		(2)	13	n.m.
ARPU (Euro)	30.8	30.2	1.9%		30.4	30.1	1.1%
Voice	24.6	25.0	(1.4%	)	24.5	25.0	(2.2%)
Data & other	6.2	5.2	17.4%		5.9	5.0	17.5%
Total traffic (million minutes)	3,104	3,314	(6.3%	)	12,502	13,442	(7.0%)
Retail traffic	1,298	1,375	(5.7%	)	5,217	5,575	(6.4%)
Wholesale traffic	1,806	1,938	(6.8%	)	7,285	7,867	(7.4%)
Retail MOU (minutes / month)	162	161	0.4%		159	158	0.6%
Employees	6,354	7,181	(11.5%	)	6,354	7,181	(11.5%)

(1) Includes a database cleanup of 103 thousand (related to inactive prepaid broadband customers), undertaken at the end of 4Q07.

Blended ARPU, which was not impacted by the database clean-up undertaken at the end of the year, increased by 1.9% y.o.y in 4Q07 to Euro 30.8 driven by the growth in data ARPU, which increased by 17.4% y.o.y. The increased penetration of data services, including corporate VoIP and IPTV, more than offset the reduction in voice and broadband ARPU. It is also worth highlighting that the trend in blended ARPU improved sequentially on the back of a slowdown in voice ARPU erosion.

Although retail traffic fell by 5.7% y.o.y. in 4Q07, as a result of line loss, retail MOU increased by 0.4% y.o.y in the period to 162 minutes per month, reflecting the positive impact of the rollout of flat-rate pricing plans. The 6.8% y.o.y reduction in wholesale traffic in 4Q07 is explained primarily by the 58.3% y.o.y decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

Portugal Telecom | Full Year 2007	15/23

Operating Review

Domestic Mobile

Operating revenues increased by 6.8% y.o.y in 4Q07 to Euro 413 million, supported by the growth of service revenues (+4.6% y.o.y) and equipment sales (+28.9% y.o.y), as a result of the successful Christmas campaign. Worth highlighting is that this marks the fourth consecutive quarter of top line growth at TMN. Customer revenues increased by 4.2% y.o.y to Euro 298 million on the back of strong customer growth, particularly in postpaid and wireless broadband, evidencing an acceleration over previous quarters. Interconnection revenues grew 6.7% y.o.y. in 4Q07 to Euro 64 million, in part as the last cut in MTR occurred in October 2006. A final decision concerning the draft proposal issued by the telecom regulator for the MTR schedule for 2008 is still pending. The draft decision proposed a reduction to Euro 8 cents per minute on 1 January 2008, followed by quarterly cuts of Euro 0.5 cents until reaching Euro 6.5 cents per minute on 1 October 2008. This proposal, reintroduces asymmetry in fixed-to-mobile rates, after having eliminated it in 2005, and introduces asymmetry in mobile-to-mobile rates, a flat 20% premium for the third operator on the prices referred above, subject to a review at the end of 2008.

Table 16 _ Domestic Mobile Income Statement (1)	Euro million

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Operating revenues	412.9	386.6	6.8%		1,542.9	1,502.4	2.7%
Services rendered	361.8	345.9	4.6%		1,393.1	1,363.2	2.2%
Customer	297.6	285.7	4.2%		1,146.2	1,117.0	2.6%
Interconnection	64.1	60.1	6.7%		246.9	246.2	0.3%
Sales	49.2	38.2	28.9%		141.8	129.7	9.3%
Other operating revenues	1.9	2.6	(25.3%)		8.1	9.4	(14.3%)
Operating costs, excluding D&A	242.9	220.4	10.2%		864.0	843.7	2.4%
Wages and salaries	14.0	13.7	2.4%		52.7	56.0	(5.8%)
Direct costs	71.6	72.3	(1.0%)		282.6	292.9	(3.5%)
Commercial costs	98.2	90.8	8.1%		318.3	306.6	3.8%
Other operating costs	59.1	43.6	35.5%		210.4	188.2	11.8%
EBITDA (2)	170.0	166.2	2.3%		679.0	658.7	3.1%
Depreciation and amortisation	65.3	58.6	11.3%		223.6	220.1	1.6%
Income from operations (3)	104.7	107.6	(2.6%)		455.4	438.6	3.8%
EBITDA margin	41.2%	43.0%	(1.8	pp)	44.0%	43.8%	0.2	pp
Capex (4)	97.0	93.6	3.6%		198.0	188.6	5.0%
Capex as % of revenues	23.5%	24.2%	(0.7	pp)	12.8%	12.6%	0.3	pp
EBITDA minus Capex	73.0	72.6	0.6%		481.0	470.1	2.3%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Includes Euro 15 million related to the capitalisation of a long-term telecom contract with PT Comunicações and excludes the commitments under the terms of the UMTS licence (Euro 231 million in 4Q07 and Euro 242 million in 2007).

EBITDA increased by 2.3% y.o.y to Euro 170 million in 4Q07, notwithstanding significantly higher commercial activity. The increase in commercial activity, mainly focused on prepaid to postpaid migration and wireless broadband sales, resulted in an EBITDA margin decrease in 4Q07 to 41.2%, notwithstanding the reduction in unitary SARC (-21.0% y.o.y).

Capex increased from Euro 94 million in 4Q06 to Euro 97 million in 4Q07 and was directed primarily towards network capacity, as a result of increased voice and data usage, and 3G/3.5G coverage (approximately 88% of network capex). EBITDA minus Capex in 4Q07 amounted to Euro 73 million.

Total customers increased by 9.8% y.o.y to 6,261 thousand, which includes MVNO subscribers, with net additions in 4Q07 reaching 257 thousand (+22.0% y.o.y), as a result of the successful Christmas campaign both for voice and data offers, including the strong take-up of wireless broadband supported by the

Portugal Telecom | Full Year 2007	16/23

Operating Review

information society initiatives. In early October, TMN celebrated the 6 million customer mark, thus consolidating its leadership position in the market. TMN continued to focus on postpaid, particularly on the corporate segment, and on prepaid to postpaid migration. As a result, more than 60% of net additions in the period were postpaid, which accounted for 23.8% of total customers at the end of 4Q07.

Table 17 _ Domestic Mobile Operating Data (1)

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Customers ('000)	6,261	5,704	9.8%		6,261	5,704	9.8%
Net additions ('000)	257	211	22.0%		558	391	42.5%
MOU (minutes)	121	120	0.6%		121	120	0.3%
ARPU (Euro)	19.8	20.7	(4.4%)		19.8	21.0	(5.7%)
Customer	16.0	16.6	(3.7%)		15.8	16.6	(4.5%)
Interconnection	3.5	3.6	(2.5%)		3.5	3.8	(7.5%)
Roamers	0.3	0.5	(40.0%)		0.5	0.6	(24.9%)
ARPM (Euro cents)	16.4	17.2	(5.0%)		16.4	17.5	(6.0%)
Data as % of service revenues (%)	19.8	14.8	5.0	pp	16.0	13.3	2.8	pp
SARC (Euro)	44.0	55.7	(21.0%)		46.9	55.1	(14.9%)
Employees	1,144	1,140	0.4%		1,144	1,140	0.4%

(1) Includes MVNO subscribers.

TMN launched several initiatives during the Christmas campaign, using the TMN and the UZO brands, aimed at stimulating usage. In terms of handsets, TMN continued to focus on having a balanced and broad portfolio, with an important component of exclusive handsets, which allows for greater pricing flexibility and thus better control of SARC. Additionally, TMN reinforced its offering of the Blackberry email to corporate, SME and SoHo segments. For the Christmas campaign, TMN offered 16 new handsets, of which 6 were exclusive.

The rollout of broadband data remained a key priority during the quarter. Demand for the service “internetnotelemovel”, which was the first flat-rate offer for Internet and email access on mobile handsets launched in Portugal, has been picking up, whilst wireless broadband take up remains strong. The wireless broadband take up has been underpinned by the “e-escolas” programme, a part of the Government’s “Plano Tecnológico” initiative, which aims to provide laptop computers with wireless broadband connectivity, at certain discounts, to schools, teachers, students and info-excluded individuals. This project is being developed and financed as part of TMN’s commitment to the development of the information society, as per the UMTS licence terms. As at the end of 2007, TMN had already delivered approximately 70 thousand laptops bundled with broadband subscriptions.

TMN has also been developing fixed-mobile convergent offers with the objective of providing more comprehensive and integrated solutions for its customers. “OfficeBox”, which targets the SME and SoHo segments, is an off-the-shelf product aimed at covering the full telecommunication needs of small businesses. It includes fixed-line and mobile voice, fixed and mobile Internet access, mobile handset and a PC. Its minimum price is a flat rate of Euro 70 per month per workstation.

ARPU decreased by 4.4% y.o.y in 4Q07 to Euro 19.8, mainly as a result of the seasonal strong subscriber growth, increasing penetration in lower segments of the market and the growing number of users with multiple SIM cards, as well as lower roaming prices. Nevertheless, the growth in the average customer base more than offset the dilution in ARPU, allowing service revenues to grow by 4.6% y.o.y in 4Q07. Roamers ARPU decreased by 40.0% y.o.y as a result of the adjustments TMN has been making to its roaming pricing

Portugal Telecom | Full Year 2007	17/23

Operating Review

plans, following EU-imposed changes to wholesale roaming prices, which came into effect as of 1 September 2007. Blended MOU increased by 0.6% y.o.y in 4Q07 to 121 minutes, as a result of the 3.2% y.o.y. growth in outgoing voice MOU.

Data services continued to contribute strongly to top line growth, with data revenues having increased by 40.0% y.o.y in 4Q07 and already accounting for 19.8% of service revenues at the end of the period, which compares favourably with 14.8% last year. The increase in data service revenues is primarily based on non-SMS data revenues, which more than doubled on an annual basis and already accounted for 37.6% of total data revenues in 4Q07. This growth in non-SMS data was driven by a strong performance in terms of mobile Internet and wireless broadband. Data usage, measured in kilobytes, increased by more than four times in 4Q07 when compared to last year. The number of SMS in 4Q07 reached approximately 192 messages per month per active SMS user. The number of active SMS users reached 50% of total customers at the end of the period.

Brazilian Mobile

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 18.4% y.o.y in 4Q07 to R$ 3,516 million, primarily as a result of the strong growth in service revenues (+13.7% y.o.y), which was underpinned by the growth in customers and in ARPU. Equipment sales increased by 69.5% y.o.y in 4Q07 to R$ 442 million as a result of increased commercial activity.

Table 18 _ Brazilian Mobile Income Statement (1)	R$million

	4Q07	4Q06	y.o.y		2007	2006	y.o.y
Operating revenues	3,515.6	2,970.3	18.4%		13,133.0	11,498.0	14.2%
Services rendered	3,022.6	2,657.7	13.7%		11,502.8	9,777.5	17.6%
Sales	441.6	260.5	69.5%		1,376.1	1,391.7	(1.1%)
Other operating revenues	51.4	52.1	(1.2%)		254.1	328.9	(22.7%)
Operating costs, excluding D&A	2,662.1	2,084.0	27.7%		9,960.2	8,787.3	13.3%
Wages and salaries	185.2	162.1	14.3%		686.8	631.0	8.8%
Direct costs	625.9	437.6	43.0%		2,284.4	1,359.6	68.0%
Commercial costs	1,025.3	745.4	37.6%		3,535.4	3,277.1	7.9%
Other operating costs	825.7	738.9	11.7%		3,453.5	3,519.5	(1.9%)
EBITDA (2)	853.5	886.4	(3.7%)		3,172.8	2,710.8	17.0%
EBITDA excluding exceptional items (3)	803.5	760.1	5.7%		3,107.7	2,746.0	13.2%
Depreciation and amortisation	795.3	664.6	19.7%		2,789.2	2,763.4	0.9%
Income from operations (4)	58.2	221.8	(73.8%)		383.6	(52.7)	n.m.
EBITDA margin	24.3%	29.8%	(5.6	pp)	24.2%	23.6%	0.6pp
EBITDA margin excluding exceptional items	22.9%	25.6%	(2.7	pp)	23.7%	23.9%	(0.2pp)
Capex	977.5	1,050.8	(7.0%)		1,919.0	2,113.0	(9.2%)
Capex as % of revenues	27.8%	35.4%	(7.6	pp)	14.6%	18.4%	(3.8pp)
EBITDA minus Capex	(124.0)	(164.4)	(24.6%)		1,253.8	597.7	109.8%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Adjusts for the one-off provision related to bad debt booked in 2Q06 in the amount of R$ 162 million. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA decreased by 3.7% y.o.y to R$ 853 million in 4Q07, reflecting the reduction in the reversal of the provision for PIS/Cofins tax from R$ 126 million in 4Q06 to R$ 50 million in 4Q07. Excluding exceptional items, EBITDA would have increased by 5.7% y.o.y to R$ 803 million in 4Q07, notwithstanding the higher commercial activity (gross additions increased by 66.5% y.o.y). As a result of the measures implemented over the past year and a half to control bad debt, Vivo provisions for doubtful receivables in 4Q07 fell to

Porturgal Telecom | Full Year 2007	18/23

Operating Review

1.6% of gross revenues. EBITDA margin decreased by 5.6pp in 4Q07 to 24.3%, whereas, adjusting for exceptional items, EBITDA margin decreased by 2.7pp in 4Q07 to 22.9% due to the subscriber acquisition efforts referred above.

Capex decreased by 7.0% y.o.y to R$ 977 million in 4Q07 and was directed towards: (1) the implementation of the GSM/EDGE overlay, and (2) network coverage and quality. The GSM/EDGE network overlay was implemented in record time and already covers 2,318 municipalities. All of the capex related to the initial GSM/EDGE rollout, as announced in July 2006, has been already invested.

On 2 August, Vivo reached an agreement to acquire Telemig Celular and Amazonia Celular. Anatel has already approved the acquisition of Telemig Celular. On 20 December, Vivo reached an agreement with Oi (Telemar Norte Leste) to sell Tele Norte Celular, the controlling company of Amazonia Celular. Additionally, on 25 September, Vivo acquired 1.9 GHz frequencies in all of the regions where it did not operate, in particular in the Northeast states. Vivo has thus achieved full nationwide coverage in Brazil, which has been a long-standing objective of the company and should consolidate its leadership position in the mobile market. During December, Vivo participated in the bidding process of 3G frequencies and succeeded in achieving a nationwide coverage having offered R$ 1.1 billion for the band J licenses.

Table 19 _ Brazilian Mobile Operating Data (1)

	4Q07	4Q06	y.o.y	2007	2006	y.o.y
Customers ('000)	33,484	29,053	15.2%	33,484	29,053	15.2%
Net additions ('000)	2,163	327	n.m.	4,430	(752)	n.m.
MOU (minutes)	80	82	(3.0%)	77	74	4.9%
ARPU (R$)	31.1	30.6	1.3%	30.4	27.1	12.2%
Customer	18.0	16.8	7.4%	17.3	15.7	10.3%
Interconnection	13.1	13.9	(6.0%)	13.1	11.5	14.7%
Data as % of service revenues (%)	8.7	6.1	2.6pp	7.9	6.8	1.1pp
SARC (R$)	103.6	124.5	(16.8%)	109.7	130.7	(16.1%)
Employees	5,600	5,896	(5.0%)	5,600	5,896	(5.0%)

(1) Operating data calculated using Brazilian GAAP.

Vivo’s customer base increased by 15.2% y.o.y to 33,484 thousand, with net additions reaching 2,163 thousand in 4Q07 on the back of significantly higher commercial activity when compared with the same period of last year. Gross additions in the quarter increased by 66.5% y.o.y and were centred on the Christmas campaign. GSM accounted for approximately 85% of total gross additions in 4Q07, bringing the total number of GSM customers to more than 11.2 million at the end of 4Q07, equivalent to 33.6% of total customers. As part of the continued focus on improving customer satisfaction and usage, Vivo launched a set of postpaid plans, called “Vivo Escolha”, in 3Q06. More than one year after introducing the new family of plans, approximately 67% of the postpaid customer base (excluding corporates) has already moved to a “Vivo Escolha” plan. Vivo’s focus on providing the best network quality and the best service offering has been resulting in improved customer satisfaction levels, as evidenced by recent consumer surveys.

Vivo’s blended MOU decreased by 3.0% y.o.y in 4Q07 to 80 minutes, reflecting strong growth of the subscriber base throughout 2007. When compared with 3Q07, blended MOU increased by 2.8%, reflecting the growth in outgoing traffic, as a result of successful campaigns aimed at increasing consumption in the prepaid segment. Vivo’s blended ARPU reached R$ 31.1 in 4Q07, an increase of 1.3% y.o.y, driven by the strong growth in customer ARPU, which increased by 7.4% y.o.y on the back of higher penetration of data services. Data revenues increased by 61.3% y.o.y in 4Q07, representing 8.7% (+2.6pp y.o.y) of service

Porturgal Telecom | Full Year 2007	19/23

Operating Review

revenues. In terms of data services, Vivo has leveraged on being the only operator using two technologies, positioning CDMA/EVDO as the best solution for mobile data. As a result, Vivo has continued to experience strong growth in its WAP and ZAP (EVDO data cards) offers. Recently it introduced innovative services such as Vivo Play (downloads and video streaming) and Vivo Flash (residential wireless broadband access for desktops).

Other International Assets

Table 20 _ Highlights of Main Assets in Africa and Asia (2007) (1) (2)	thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (3)	32.18%	6,669	4,926	5.0%	2,271	9.3%	46.1%	438.4	202.1
Unitel (3) (5)	25.00%	3,307	891	37.2%	536	23.6%	60.2%	648.9	390.6
MTC (4) (5)	34.00%	800	1,140	16.4%	599	2.0%	52.6%	117.7	61.9
CVT (4) (5)	40.00%	221	7,458	6.9%	4,705	6.4%	63.1%	67.6	42.7
CTM (3)	28.00%	533	2,289	9.0%	967	19.2%	42.2%	207.4	87.6
CST (4) (5)	51.00%	38	156,321	12.4%	53,062	9.2%	33.9%	8.3	2.8
Timor Telecom (4)	41.12%	81	32	35.4%	15	58.7%	46.0%	23.0	10.6

(1) All information prepared in accordance with local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom.
(3) Equity consolidation method. (4) Full consolidation method. (5) These stakes are held by Africatel, which is controlled 78% by PT.

Médi Télécom revenues increased by 5.0% y.o.y in 2007 to MAD 4,926 million, while EBITDA increased by 9.3% y.o.y to MAD 2,271 million. The mobile customer base increased by 28.9% y.o.y to 6,665 thousand, with net additions in 2007 totalling 1,496 thousand, driven by the sale of SIM-only packages. At the end of 4Q07 Médi Telecom’s market share stood at 33.5%, having increased 0.4pp over the previous quarter. MOU decreased by 4.6% y.o.y in 2007 to 49 minutes. ARPU totalled MAD 69.3 in 2007, a decrease of 23.1% over the same period of last year, mainly due to the significant growth of the customer base, the increasing proportion of lower ARPU customers and the increased competition in the market.

Unitel’s revenues and EBITDA increased by 37.2% and 23.6% y.o.y respectively in 2007, underpinned by strong customer growth, both in Luanda and in the main districts of the country. EBITDA margin reached 60.2% in 2007. Net additions totalled 1,258 thousand in 2007, with the total customer base reaching 3,307 thousand at the end of December 2007, an increase of 61.4% over the same period of last year. Unitel’s MOU decreased by 16.1% y.o.y in 2007 to 118 minutes. ARPU totalled USD 27.6 in 2007, a decrease of 19.5% over the same period of last year, as a result of the strong growth in the customer base.

MTC’s revenues and EBITDA increased by 16.4% and 2.0% y.o.y respectively in 2007. The EBITDA evolution was impacted by the increase in commercial costs, as a result of higher commercial activity particularly in postpaid, higher leased line costs related to network rollout and higher personnel costs. Net additions totalled 191 thousand in 2007, with total customers reaching 800 thousand at the end of December 2007, an increase of 31.3% over the same period of last year. Postpaid customers increased by 38.5% y.o.y, representing 8.9% of total customer base. ARPU totalled NAD 134 in 2007, a decrease of 15.2% y.o.y, primarily as a result of the growth in the customer base in the period.

CVT’s revenues and EBITDA increased by 6.9% and 6.4% y.o.y respectively in 2007, mainly due to the strong growth in mobile customers, which increased by 35.9% y.o.y to 148 thousand customers. Mobile MOU reached 82 minutes, an increase of 3.4% y.o.y in 2007. Mobile ARPU in 2007 was CVE 2,766, a decrease of 10.0% y.o.y. EBITDA Margin reached 63.1%.

Porturgal Telecom | Full Year 2007	20/23

Operating Review

CTM’s revenues increased by 9.0% y.o.y to MOP 2,289 million in 2007, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 19.2% y.o.y to MOP 967 million in 2007. In the mobile division, customers increased by 17.0% y.o.y to 349 thousand at the end of December 2007. CTM’s mobile ARPU decreased by 12.4% y.o.y to MOP 219 in 2007, as a result of the growth in the customer base.

CST’s revenues increased by 12.4% y.o.y to STD 156,321 million in 2007, with EBITDA growing by 9.2% y.o.y to STD 53,062 million. In the mobile division, CST added 12 thousand customers in 2007, bringing the total number of customers to 30 thousand at the end of December 2007, an increase of 63.4% y.o.y. Mobile MOU decreased by 23.6% y.o.y in 2007, reaching 62 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 299 thousand in 2007, a decrease of 22.2% over the last year.

Timor Telecom’s revenues and EBITDA increased by 35.4% and 58.7% y.o.y respectively, mainly as a result of the strong increase in the number of mobile customers. Timor Telecom’s net additions reached 29 thousand, bringing the total customer base to 78 thousand at the end of December 2007, an increase of 59.3% y.o.y. Mobile MOU decreased by 4.1% y.o.y to 101 minutes. Mobile ARPU was USD 33 in 2007, a decrease of 7.4% over the same period of last year.

Porturgal Telecom | Full Year 2007	21/23

Subsequent Events

Board of Directors

As announced, following the Annual General Meeting to approve 2007 accounts, the Chairman and CEO of PT, Henrique Granadeiro, will propose to the Board of Directors the appointment of Zeinal Bava as CEO of PT, while remaining as Chairman of the Board. As a result, PT will resume a governance model based on a separate Chairman and CEO.

January 2008 _ PT announced that Armando António Martins Vara, António Viana-Baptista and Fernando Abril-Martorell resigned from their office as non-executive members of the company’s Board of Directors.

February 2008 _ PT announced that Francisco Manuel Marques Bandeira, José María Álvarez-Pallete López and Santiago Fernández Valbuena were appointed as non-executive members of the Company’s Board of Directors to complete the 2006-2008 term of office.

Porturgal Telecom | Full Year 2007	22/23

Additional Information

This information is also available on PT’s IR website

This release contains forward-looking statements within  the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

http://ir.telecom.pt

Conference Call details

Date: 28 February 2008
Time: 16:30 (Portugal/UK), 17:30 (CET), 11:30 (US/NY)
Telephones numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 274967)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 274967)

Contacts

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego
Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40	Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Porturgal Telecom | Full Year 2007	23/23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.